Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

October 20, 2015

Ms. Elizabeth Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 138”)

Dear Ms. Bentzinger:

This letter responds to comments you provided in a telephonic conversation with me on Thursday, August 27, 2015, with respect to Amendment No. 138. Amendment No. 138 was filed on July 13, 2015 and included disclosure with respect to the SPDR S&P 500 High Dividend ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 138.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 138. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 13.

General Comments

1.	Comment: Please update the Fund’s class identifiers on EDGAR to reflect the ticker symbol, when available.

Response: The Fund’s class identifiers on EDGAR have been updated to reflect the ticker symbol.

2.	Comment: Please include a completed draft of the fee table in the “Fees and Expenses of the Fund” section.

Response: The completed fee table and related footnotes that will be included in the final registration statement are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.12%
Distribution and service (12b-1) fees[1]	0.00%
Other expenses[2]	0.00%
Total annual Fund operating expenses	0.12%

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.
[2]	Other expenses are based on estimated amounts for the current fiscal year.

Prospectus Comments

3.	Comment: Please remove the footnote below to the Fund’s Fee Table, as such a footnote is not permitted nor required by Form N-1A.

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.

Response: The footnote was originally included in response to a comment provided by a previous reviewer on a prior Trust post-effective amendment. As a result, the footnote has not been removed.

4.	Comment: Please revise the discussion preceding the “Example” table to clarify that the example applies whether shareholder holds or redeems his or her share.

Response: The Registrant believes the current disclosure is consistent with the disclosure included in Item 3 of Form N-1A and, therefore, the disclosure has not been revised.

5.	Comment: Please revise the discussion under “Fund Performance” in the Fund Summary section to state that, because the Fund had not yet commenced operations, the Fund does not have a portfolio turnover rate to provide.

Response: The requested disclosure has been added.

6.	Please confirm if the use of the term “total assets” is appropriate in the following sentence included in “The Fund’s Principal Investment Strategy” section or if it should be replaced with the term “net assets.”

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.

Response: The use of the term “total assets” is appropriate and consistent with the Registrant’s exemptive relief.

7.	Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses, as well as corresponding risk disclosure.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

8.	Comment: Please supplementally provide the Fund’s Index methodology.

Response: The Index methodology has been provided supplementally.

9.	Comment: In the following disclosure included in “The Fund’s Principal Investment Strategy” section, please clarify what is meant by the terms “indicated dividend” and “constituents.”

The Index is designed to measure the performance of the top 80% dividend-paying securities listed on the S&P 500® Index, based on dividend yield. The S&P 500 Index focuses on the large capitalization U.S. equity market. To determine dividend yield, an indicated dividend is measured by taking the latest dividend paid (excluding special payments) multiplied by the annual frequency of the payment. The indicated dividend is then divided by the company’s share price at the date of rebalancing. The constituents are equally weighted and rebalanced semi-annually. As of [    ], the Index comprised [    ] stocks.

Response: The Registrant believes the current disclosure provides a clear calculation of how an “indicated dividend” is measured (latest dividend paid (excluding special payments) multiplied by the annual frequency of the payment). In an effort to clarify both this and the term “constituents,” the disclosure has been replaced with the following:

The Index is designed to measure the performance of the top 80 dividend-paying securities listed on the S&P 500® Index, based on dividend yield. The S&P 500 Index focuses on the large capitalization U.S. equity market, including common stock and real estate investment trusts (“REITs”). To determine dividend yield: (i) an indicated dividend is measured by taking the latest dividend paid (excluding special payments) multiplied by the annual frequency of the payment; and (ii) the indicated dividend is then divided by the company’s share price at the date of rebalancing. Index constituents are equally weighted and the Index is rebalanced semi-annually, in January and July. As of September 30, 2015, a significant portion of the Index was concentrated in companies in the utilities and financial sectors, although this may change from time to time. As of September 30, 2015, the Index comprised 80 stocks.

10.	Comment: Please include a market capitalization range for the Index as of a recent date.

Response: The requested disclosure has not been added. The Registrant notes the following disclosure currently included in “The Fund’s Principal Investment Strategy” section, which it believe is adequate:

The Index is designed to measure the performance of the top 80 dividend-paying securities listed on the S&P 500® Index, based on dividend yield. The S&P 500 Index focuses on the large capitalization U.S. equity market, including common stock and real estate investment trusts (“REITs”).

11.	Comment: The Staff notes that there are a limited number of firms that act as Authorized Participants for ETFs. Please add “Authorized Participants Concentration Risk” to the Fund’s “Principal Risks of Investing in the Fund” section using the sample disclosure provided below for guidance.

Authorized Participants Concentration Risk: The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. However, a discussion of “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” has been added to the “Non-Principal Risks” section in Item 9 of the Prospectus as follows:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

12.	Comment: Please include a discussion in the “Principal Risks of Investing in the Fund” of the risks of investing in ETFs - for example, shares of ETFs are not individually redeemable; trading in ETFs typically include brokerage costs; the exchange on which shares are traded may be halted due to certain conditions; the ETF shares may not maintain their listing on an exchange; there is no guarantee of a secondary market from shares of ETFs; and NAV may fluctuate and trade at a discount.

Response: The Registrant believes the risks of investing in ETFs are currently disclosed in the prospectus in the “Trading Issues,” “Fluctuation of Net Asset Value, Share Premiums and Discounts” and “Costs of Buying and Selling Shares” discussions in the “Additional Risk Information” section. The Registrant believes the placement of this disclosure in the registration statement is appropriate.

13.	Comment: Please consider including a discussion in the “Principal Risks of Investing in the Fund” of the risks of investing in a new fund.

Response: The Registrant does not consider the risks of investing in a new fund to be a principal risk of the Fund.

14.	Comment: In the discussion of “Index Tracking Risk” in the “Principal Risks of Investing in the Fund” section, please supplement the disclosure to indicate the Fund may not achieve a high degree of correlation with the Index because of its sampling strategy.

Response: The discussion of “Index Tracking Risk” has been replaced with the following:

Index Tracking Risk: While the Adviser seeks to track the performance of the Index as closely as possible (i.e., achieve a high correlation with the Index), the Fund’s return may not match the return of the Index. The Fund incurs a number of operating expenses not applicable to the Index, and incurs costs in buying and selling securities. In addition, the Fund may not be fully invested at times, generally as a result of cash flows into or out of the Fund or reserves of cash held by the Fund to meet redemptions. The Adviser may attempt to replicate the Index return by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

15.	Comment: In the discussion of “Index Construction Risk” in the “Principal Risks of Investing in the Fund” section, please clarify what is meant by the term “factor trait.”

Index Construction Risk: A stock included in the Index may not exhibit the factor trait or provide specific factor exposure for which it was selected and consequently the Fund’s holdings may not exhibit returns consistent with that factor trait.

Response: The Index Construction Risk discussion has been deleted.

16.	Comment: In “The Fund’s Principal Investment Strategy” section, please disclose that a significant portion of the Index may consist of REITs and companies in the energy, financial and utilities sectors.

Response: The third paragraph of the “The Fund’s Principal Investment Strategy” section has been replaced with the following:

The Index is designed to measure the performance of the top 80 dividend-paying securities listed on the S&P 500® Index, based on dividend yield. The S&P 500 Index focuses on the large capitalization U.S. equity market, including common stock and real estate investment trust (“REITs”). To determine dividend yield: (i) an indicated dividend is measured by taking the latest dividend paid (excluding special payments) multiplied by the annual frequency of the payment; and (ii) the indicated dividend is then divided by the company’s share price at the date of rebalancing. Index constituents are equally weighted and the index is rebalanced semi-annually, in January and July. As of September 30, 2015, a significant portion of the Index comprised companies in the utilities and financial sectors, although this may change from time to time. As of September 30, 2015, the Index comprised 80 stocks.

17.	Comment: In the discussion of “Real Estate Investment Trust Risk” in the “Principal Risks of Investing in the Fund” section, please provide a discussion of the risks associated with investing in the securities of real property companies.

Response: The following has been added to the “Principal Risks of Investing in the Fund” section:

Real Estate Securities Risk: An investment in a real property company may be subject to risks similar to those associated with direct ownership of real estate, including, by way of example, the possibility of declines in the value of real estate, losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, environmental liability, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. Some real property companies have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

18.	Comment: For each risk discussion included in the “Principal Risks of Investing in the Fund” section, please include a corresponding risk discussion in the “Additional Risk Information” section.

Response: A corresponding risks discussion for each risk identified in the “Principal Risks of Investing in the Fund” section has been added to the “Additional Risk Information” section.

19.	Comment: Please confirm if investment in derivatives is a principal strategy of the Fund and, if so, please add appropriate disclosure to “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.

Response: The Registrant confirms investment in derivatives is not a principal strategy of the Fund.

20.	Please confirm in your response letter that to the extent included in the Fund’s 80% test (at least 80% of its total assets in securities that comprise the Index), derivatives are valued using market value.

Response: The Registrant confirms that the Fund currently intends to meet its 80% test by investing directly in securities that comprise the Index as required by the Trust’s exemptive relief.

21.	Comment: Please confirm if the Fund has any limits on its investment in derivatives.

Response: The Registrant notes the following sentence currently included in the “Futures Contracts, Options and Swap Agreements” discussion in the SAI:

The Fund may invest up to 20% of its assets in derivatives.

22.	Comment: Please list the types of swaps in which the Fund may invest.

Response: The Registrant notes the “Futures Contracts, Options and Swap Agreements” discussion in the SAI currently lists interest rate, index, total return and credit default swaps as swaps in which the Fund may invest.

23.	Comment: Please explain how the Fund will engage in a passive indexing strategy, but may also take temporary defensive positions.

Response: As noted in the disclosure below included in the “Additional Strategies Information” section, the Fund will only engage in temporary defensive positions that are consistent with the Fund’s investment objective (i.e., to seek investment results that, before fees and expenses, correspond generally to the performance of the Index). Therefore, the Registrant believes the Fund’s current temporary defensive position policy is consistent with its passive indexing strategy.

Temporary Defensive Positions. In certain situations or market conditions, the Fund may temporarily depart from its normal investment policies and strategies, provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, the Fund may make larger than normal investments in derivatives to maintain exposure to its Index if it is unable to invest directly in a component security.

24.	Comment: In the “Management” section, please include biographical information for each portfolio manager, including each portfolio managers past five years of experience.

Response: The requested disclosure has been included.

25.	Comment: Please provide the principal business addresses for the distributor, custodian and transfer agent.

Response: The Registrant notes the principal business addresses for the distributor, custodian and transfer agent are currently included in the SAI, consistent with Item 19(b) and (h) of Form N-1A.

26.	Comment: On the back cover, please include a statement that additional information about the Fund is available in the Fund’s annual and semi-annual reports and how to request these reports.

Response: The requested disclosure has not been included. Instruction 4 to Item 1(b)(1) of Form N-1A states: “A Fund that has not yet been required to deliver an annual or semi-annual report to shareholders under rule 30e-1 may omit the statements required by this paragraph regarding the reports.”

SAI Comments

27.

Comment: As the Fund may engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant is aware that such future guidance could be issued.

28.	Comment: As the Fund may write credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: The Registrant confirms that, if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap.

29.	Comment: Because the Fund may invest in underlying funds, please add disclosure noting the Fund will consider the concentration of the underlying funds’ portfolio when considering compliance with its own policy.

Response: The Registrant expects the Fund’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s concentration policy.

30.	Comment: If applicable, please include the disclosure required by Item 16(f) of Form N-1A.

Response: The Registrant confirms the applicable disclosure required by Item 16(f) of Form N-1A is included in the “Disclosure of Portfolio Holdings Policy” section of the SAI.

31.	Comment: The “Procedures for Redemption for Creation Units” discussion includes the following sentence: “[I]f a redemption order in proper form is submitted to the Principal Underwriter by a DTC Participant by the specified time on the Order Placement Date, and the requisite number of Fund Shares of the Fund are delivered to the Custodian prior to 2:00 p.m. or 3:00 p.m. Eastern time (per applicable instructions) on the Settlement Date, then the value of the Fund Securities and the Cash Redemption Amount to be delivered will be determined by the Custodian on such Order Placement Date.” Please explain how this is consistent with Rule 22c-1.

Response: Creation Unit redemption requests will be accepted consistent with Rule 22c-1. The date on which an order to redeem a Creation Unit is received and accepted is the Order Placement Date. The Settlement Date is the date that the Fund will transfer the corresponding underlying securities and cash redemption amount (as applicable) to the Authorized Participant in exchange for the number of Fund Shares required for a Creation Unit. The Settlement Date is generally the third business day after the Order Placement Date.

The disclosure noted in the comment states the cutoff times for when an Authorized Participant must submit the requisite number of Fund Shares to the Custodian on the Settlement Date in order to receive the value of the underlying securities and cash redemption amount (as applicable) on the Order Placement Date. If the Authorized Participant is unable to provide the requisite number of Fund Shares by the applicable time on the Settlement Date, the Fund will not release the underlying securities and cash redemption amount (as applicable).

32.	Comment: The “Local Market Holiday Schedules” section states: “In certain circumstances during the calendar year, the settlement period may be greater than seven calendar days.” Please explain how this is consistent with Section 22(e) of the 1940 Act, which states: “No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.”

Response: The Registrant confirms that its exemptive relief provides for an exemption from the seven-day delivery requirement of Section 22(e) of the 1940 Act.

***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.